UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ARTISTdirect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Octavio Herrera
2461 Santa Monica Blvd., Suite d-520
Santa Monica, California 90404
(310) 956-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Octavio Herrera

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,164,205

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,164,205

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,164,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 24, 2008 (the “Statement”) by Octavio Herrera (the “Reporting Person”) with respect to the shares of common stock, par value $0.01 per share (“Common Stock”) of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement.  Only those Items amended are reported herein.

Item 4.	Purpose of Transaction.

Item 4 is amended with the addition of the following:

Effective January 30, 2009, the Subordinated Notes held by the Reporting Person were converted into 2,964,205 shares of Common Stock, and the warrants held by Reporting Person which were issued in connection with the Issuer’s subdebt financing on July 28, 2005 were cancelled.

As of the date of this filing, the Reporting Person does not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)           As of the date of this filing, Mr. Herrera holds 2,964,205 shares of Common Stock and an option to purchase 200,000 shares of Common Stock at an exercise price of $3.00 per share. The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by the Reporting Personmay be found in rows 9 and 11 of the cover pages.  The percentages were based on the assumption that the Issuer had 56,277,158 shares outstanding (based on the 10,344,666 shares reported by the Issuer as outstanding as of October 31, 2008, on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the 45,732,492 shares of common stock issued on January 30, 2009 in connection with the extinguishment of the Issuer’s obligations to the holders of the Issuer’s senior secured debt and the 200,000 shares of Common Stock issuable upon Reporting Person’s exercise of his stock options).

(b)           The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

(c)           The Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.  The Reporting Person is making this filing because the Subordinated Note was converted, as described in further detail in Item 4 of this Statement, which is incorporated herein by this reference.

(d)           To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer reported herein.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2009

/s/ Octavio Herrera
Octavio Herrera